Exhibit 99.1

Aurinia Announces Private Placement

VICTORIA, British Columbia--(BUSINESS WIRE)--June 15, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”) today announced that it intends to complete a private placement of units of the Company at a price of US$2.36 per unit, and has received commitments to purchase units totalling US$7,080,000 (the “Private Placement”).

Each unit will consist of one common share of the Company, and a 0.35 of one common share purchase warrant exercisable for a period of two years from the date of issuance at an exercise price of US$2.77.

Aurinia intends to use the net proceeds from the Private Placement to continue the timely clinical development of voclosporin as a therapy for lupus nephritis (LN) and for general corporate purposes.

The Chairman of the Board, the Chief Executive Officer, and certain other officers and existing security holders, among others, are participating in the Private Placement.

"We greatly appreciate the continued support and confidence shown by our investors that are participating in this financing,” commented Charles Rowland, Aurinia’s President and Chief Executive Officer. “The proceeds from the financing will enable us to advance product supply, prepare for the initiation of Phase 3 and product launch with the goal of improving the lives of patients suffering from this serious condition as quickly as possible”.

The Company anticipates that the private placement will close on or about June 20, 2016. The Private Placement is conditional upon the Company receiving the conditional approval of the Toronto Stock Exchange. The Private Placement is also subject to the requirements of the NASDAQ.

Canaccord Genuity Inc. is acting as sole placement agent for the Private Placement.

All securities issued pursuant to the Private Placement will be subject to a four month-and-one-day hold period in Canada and a six month hold period in the United States in accordance with applicable securities laws. Pursuant to a registration rights agreement to be entered into with each subscriber, the Company will, within 30 days of closing, file a prospectus supplement under its registration statement on Form F-10 with respect to resales in the United States, from time to time, of the common shares issuable under the Private Placement and the common shares issuable upon the exercise of warrants. Upon filing of the prospectus supplement, the common shares and warrant shares will be freely tradeable in the United States if sold pursuant to the resale registration statement.

Certain insiders are participating in the Private Placement. The Private Placement is exempt from the formal valuation and majority of the minority requirements applicable to related party transactions as set out in National Instrument 61-101 Protection of Minority Securityholders in Special Transactions as the aggregate fair market value of the securities to be purchased by related parties pursuant to the Private Placement is less than 25% of Aurinia’s market capitalization.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the anticipated closing date for the financing, that the proceeds from the financing will enable the Company to advance product supply, prepare for the initiation of Phase 3 and product launch with the goal of improving the lives of patients suffering from this serious condition as quickly as possible, and the intended use of proceeds from the financing.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company's and its partners' ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company's ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONTACT:
Aurinia Pharmaceuticals Inc.
Michael R. Martin, (250) 708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Laura Welsh: lwelsh@renmarkfinancial.com
Tel: (416) 644-2020 / (514) 939-3989